 EX. 99.28(d)(5)(xii)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and AQR Capital Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and AQR Capital Management, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of July, 2013, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to certain investment portfolio(s) (each, a “Fund”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, the Board of Trustees of the Trust approved and the Parties have agreed to amend the following section of the Agreement, effective September 3, 2021:

Section 15. Confidential Treatment.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Section 15. Confidential Treatment shall be deleted and replaced, in its entirety, with the following:

“15.	Confidential Treatment. All information and advice furnished by one party to the other party (including their respective agents, employees and representatives with a need to know) hereunder shall be treated as confidential and shall not be disclosed to third parties, except as expressly authorized in the Agreement or as may be necessary to comply with applicable laws, rules and regulations, subpoenas, court orders, and as required in the administration and management of the Funds. It is understood that any information or recommendation supplied or produced by Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by the Adviser and the Trust. Without limiting the foregoing, the Adviser and the Trust will only disclose portfolio information in accordance with the Trust’s portfolio information policy as adopted by the Board.

The confidential treatment of the information noted in this Agreement shall also apply to information shared between the Adviser and the Sub-Adviser relating to potential future funds for which the Adviser may wish to retain the Sub-Adviser’s investment advisory services.”

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

PURSUANT TO AN EXEMPTION FROM THE COMMODITY FUTURES TRADING COMMISSION IN CONNECTION WITH ACCOUNTS OF QUALIFIED ELIGIBLE PERSONS, THIS ACCOUNT DOCUMENT IS NOT REQUIRED TO BE, AND HAS NOT BEEN, FILED WITH THE COMMISSION. THE COMMODITY FUTURES TRADING COMMISSION DOES NOT PASS UPON THE MERITS OF PARTICIPATING IN A TRADING PROGRAM OR UPON THE ADEQUACY OR ACCURACY OF COMMODITY TRADING ADVISOR DISCLOSURE. CONSEQUENTLY, THE COMMODITY FUTURES TRADING COMMISSION HAS NOT REVIEWED OR APPROVED THIS TRADING PROGRAM OR THIS ACCOUNT DOCUMENT.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective September 3, 2021.

Jackson National Asset Management, LLC		AQR Capital Management, LLC

By:	/s/ Emily J. Bennett	By:	/s/ Nicole DonVito
Name:	Emily J. Bennett	Name:	Nicole DonVito
Title:	AVP and Associate General Counsel	Title:	Managing Director